Subordination Agreement

between

Nedbank Limited (acting through its Corporate and Investment Banking division)

The Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust

African Rainbow Minerals Limited

and

Harmony Gold Mining Company Limited

Execution Version

Contents

Subordination Agreement

Parties   **Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender, Arranger and Facility Agent)**

The Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust (as Borrower)

African Rainbow Minerals Limited (as Subordinated Creditor)

Harmony Gold Mining Company Limited (as Subordinated Creditor)

It is agreed

1   Definitions and interpretation

1.1   Definitions

Unless the context dictates otherwise, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:

(1)   **Accession Deed** means a deed of accession substantially in the form set out in Schedule 1 (Form of Accession Deed) hereto or in such other form as the Facility Agent may approve in writing;

(2)   **Agreement** means this Subordination Agreement and its Schedule;

(3)   **ARM** means African Rainbow Minerals Limited (registration number 1933/004580/06), a public company duly incorporated according to the company laws of South Africa;

(4)   **Borrower** means the trustees for the time being of the ARM Broad-Based Economic Empowerment Trust (Master's Reference: IT4713/06), a trust established in accordance with the laws of South Africa;

(5)   **Discharge Date** means the date on which all of the Finance Obligations (other than Unknown Indemnity Claims) have been irrevocably, unconditionally and finally discharged in full;

(6)   **Encumbrance** means any mortgage, pledge, lien, assignment or cession conferring security, hypothecation, security interest, preferential right or trust arrangement or any other agreement or arrangement, the effect of which is the creation of security;

(7)   **Facility Agent** means Nedbank, or any other person appointed as facility agent in accordance with the provisions of the Loan Agreement;

(8)   **Finance Documents** means the **Finance Documents** as defined in the Loan Agreement;

(9)   **Finance Obligations** means any and all claims of the Finance Parties against the Borrower under the Finance Documents from time to time, including but not limited to, claims for the repayment of capital, the payment of interest and fees and costs and expenses thereunder and including claims under any guarantee, indemnity or other similar payment undertaking under the Finance Documents;

(10) **Finance Parties** means the **Finance Parties** as defined in the Loan Agreement and any other person who may become a Finance Party under the Loan Agreement from time to time;

(11) **Harmony** means Harmony Gold Mining Company Limited (registration number 1950/038232/06), a public company duly incorporated in accordance with the company laws of South Africa;

(12) **Lenders** means:

(a) Nedbank; and

(b) any person who becomes a party to the Loan Agreement as a Lender,

and, in each case, which has not ceased to be a party to the Loan Agreement as a Lender and **Lender** shall, as the context requires, mean any one of them;

(13) **Loan Agreement** means the written agreement entitled **Loan Agreement** concluded between, amongst others, the Borrower and Nedbank (as Lender, Arranger and Facility Agent) on or about 11 December 2014, as amended and/or amended and restated from time to time;

(14) **Nedbank** means Nedbank Limited (Registration No. 1951/000009/06) (acting through its Corporate and Investment Banking division), a public company and registered bank duly incorporated according to the company and banking laws of South Africa;

(15) **Parties** means:

(a) the Finance Parties;

(b) the Borrower; and

(c) the Subordinated Creditors,

and **Party** means, as the context requires, any one of them;

(16) **Second Amendment and Restatement Agreement** means the written second amendment and restatement agreement entered into or to be entered into between the Borrower and Nedbank (as Lender, Arranger and Facility Agent) on or about the Signature Date, pursuant to which the Loan Agreement is amended and restated to be in the form as attached thereto;

(17) **Second Restatement Date** has the meaning given to it in the Second Amendment and Restatement Agreement;

(18) **Signature Date** means the date of the signature of this Agreement by the Party last signing it in time;

(19) **Subordinated Creditor Proceeds Account** shall have the meaning ascribed to it in clause 3.1(3);

(20) **Subordinated Creditors** means:

(a) ARM;

(b) Harmony; and

(c) any other person who has acceded to this Agreement as a Subordinated Creditor after the Signature Date, by entering into an Accession Deed,

and **Subordinated Creditor** means any one of them as the context requires;

(21) **Subordinated Liabilities** means all sums, liabilities and obligations whether in respect of the payment of capital or the payment of interest and/or any other charges (whether actual, contingent, present or future) due, outstanding or owing by the Borrower to the Subordinated Creditors, or any of them, from time to time in respect of loans or any other financial accommodation or assistance made or provided by the Subordinated Creditors, or any of them, to the Borrower from time to time; and

(22) **Unknown Indemnity Claims** means any claims against the Borrower under any indemnities contained in the Finance Documents which have not been notified to the Borrower and the Subordinated Creditors in writing on the date on which all other Finance Obligations are irrevocably, unconditionally and finally discharged in full.

1.2 **Construction**

(1) Unless a contrary indication appears, any reference in this Agreement to:

(a) any **Party** shall be construed so as to include its successors in title, permitted cessionaries and permitted transferees;

(b) a **Finance Document** or any other agreement or instrument includes (without prejudice to any prohibition on amendments) all amendments (however fundamental) to, or novations of, that Finance Document or other agreement or instrument, including any amendment or novation providing for any increase in the amount of a facility or any additional facility or replacement facility;

(c) the use of the word **including** followed by specific examples will not be construed as limiting the meaning of the general wording preceding it, and the *eiusdem generis* rule must not be applied in the interpretation of such general wording or such specific examples;

(d) a **person** includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(e) a provision of law is a reference to that provision as amended or re-enacted; and

(f) a time of day is a reference to Johannesburg time.

(2) Clause and Schedule headings are for ease of reference only.

(3) Unless a contrary indication appears, a term used in any notice given under or in connection with this Agreement has the same meaning in that notice as in this Agreement.

(4) If any provision in a definition is a substantive provision conferring rights or imposing obligations on any Party, notwithstanding that it appears only in an interpretation clause, effect shall be given to it as if it were a substantive provision of this Agreement.

(5) Unless inconsistent with the context, an expression in this Agreement which denotes the singular includes the plural and vice versa.

(6) The rule of construction that, in the event of ambiguity, a contract shall be interpreted against the party responsible for the drafting thereof, shall not apply in the interpretation of this Agreement.

(7) The expiry or termination of this Agreement shall not affect those provisions of this Agreement that expressly provide that they will operate after any such expiry or termination or which of necessity must continue to have effect after such expiry or

termination, notwithstanding that the clauses themselves do not expressly provide for this.

(8) This Agreement shall to the extent permitted by applicable law be binding on and enforceable by the administrators, trustees, permitted cessionaries, business rescue practitioners or liquidators of the Parties as fully and effectually as if they had signed this Agreement in the first instance and reference to any Party shall be deemed to include such Party's administrators, trustees, permitted cessionaries, business rescue practitioners or liquidators, as the case may be.

(9) Unless a contrary indication appears, where any number of days is to be calculated from a particular day, such number shall be calculated as including that particular day and excluding the last day of such period.

1.3 **Third party rights**

(1) Except as expressly provided for in this Agreement, no provision of this Agreement constitutes a stipulation for the benefit of any Person who is not a party to this Agreement.

(2) Notwithstanding any term of this Agreement, the consent of any person who is not a party to this Agreement is not required to rescind or vary this Agreement at any time except to the extent that the relevant variation or rescission (as the case may be) relates directly to the right conferred upon any applicable third party under a stipulation for the benefit of that party that has been accepted by that third party.

2 Introduction

2.1 The Parties have concluded or are about to conclude the Finance Documents to which they are a party.

2.2 Pursuant to the transactions contemplated by the Finance Documents, the Subordinated Creditors have agreed, in order to induce the Finance Parties to enter into the Finance Documents to which they are a party and to provide, or to continue to provide (as the case may be), the various facilities and other financial accommodation thereunder, to subordinate the Subordinated Liabilities in favour of the Finance Obligations.

3 Subordination

3.1 With effect from the Second Restatement Date and at any time prior to the Discharge Date:

(1) whether secured or unsecured, the Finance Obligations will rank in priority to the Subordinated Liabilities;

(2) except as contemplated by clause 3.2(2) or clause 3.2(3) or as permitted by clause 10.1(5) of the Loan Agreement, the Subordinated Creditors will not claim, receive or accept, directly or indirectly, payment of the Subordinated Liabilities;

(3) the Subordinated Creditors shall not take, accept or receive the benefit of any Encumbrance from the Borrower or any other Subordinated Creditor except to the extent such Encumbrance has been consented to in writing by the Facility Agent or such Encumbrance arises by operation of law; provided however that in either case any proceeds realised on account of any such Encumbrance shall immediately be deposited into an interest bearing account opened in the name of the relevant Subordinated Creditor with the Facility Agent (**Subordinated Creditor Proceeds Account**) to be applied in accordance with the Finance Documents towards the discharge of the Finance Obligations to the extent that, on the insolvency of the Borrower, the Finance Parties, having filed their claims against the Borrower's estate, receive less than the full amount owing to them under the Finance Obligations, in order to give effect to the prior ranking of the Finance Obligations and such proceeds (or the balance thereof if any part thereof has been applied as set out above) shall

only be released from the Subordinated Creditor Proceeds Account after Discharge Date has occurred;

(4)   except as provided for in clause 3.2(2), the Subordinated Creditors shall not obtain or enforce any judgment against the Borrower in relation to any of the Subordinated Liabilities;

(5)   except as may be permitted by clause 3.2(2) or clause 3.2(3), the Subordinated Creditors shall not exercise their rights or powers (or take any steps to do so) in respect of any Subordinated Liabilities or otherwise against the Borrower if that exercise would result in the Borrower being in breach of any of the Finance Documents; and

(6)   the Subordinated Creditors shall not petition or apply for or vote in favour of any resolution for the winding-up, dissolution or administration or any analogous or similar process with regard to the Borrower.

3.2   The Subordinated Creditors subordinate, for the benefit of the Finance Parties, the Subordinated Liabilities, so as to enable the Finance Parties to receive preferent payment above the Subordinated Liabilities and so that:

(1)   the claims of the Finance Parties in respect of the Finance Obligations, both present and future, will rank in preference to the Subordinated Liabilities;

(2)   in:

(a)   any sequestration (whether provisional or final), winding up, compromise or similar proceedings in respect of the Borrower; or

(b)   any circumstances in which a Subordinated Creditor may otherwise permanently lose its right to file a claim against the Borrower if a claim is not filed at that time,

the Subordinated Creditors shall, subject to the subordination set out in clause 3.2(1) above and the provisions of clause 3.2(3) below, be entitled to prove or seek to prove claims in respect of the Subordinated Liabilities without the Facility Agent's prior written consent; and

(3)   where a Subordinated Creditor has proved a claim in any circumstances contemplated in clause 3.2(2) above, or filed such a claim against the Borrower, that Subordinated Creditor undertakes and agrees that:

(a)   it will:

(i)   instruct the liquidator to pay any proceeds of such claim owing to it directly into its Subordinated Creditor Proceeds Account; or

(ii)   immediately following receipt of any proceeds of such claim received by it, pay those proceeds into its Subordinated Creditor Proceeds Account,

as the case may be;

(b)   it will pay over to the Facility Agent (for the account of the Finance Parties) the amount which is the lesser of (i) the difference between the full amount owing to the Finance Parties under the Finance Obligations and the amount which the Finance Parties, having filed their claims against the Borrower's estate, have received and (ii) the amount of any proceeds of any claim actually received by the Subordinated Creditor to be applied towards the discharge of the Finance Obligations in accordance with its obligations set out above in this clause 3.2(3) in order to give effect to the prior ranking of the Finance

Obligations (the undertaking in this clause 3.2(3)(b) being the **Subordinated Creditor Undertaking**);

(c)   it will cede in favour of the Finance Parties, on terms to the satisfaction of the Facility Agent, any and all of its rights, title and interest in and to the Subordinated Creditor Proceeds Account and any balance standing to the credit thereof as security for its Subordinated Creditor Undertaking; and

(d)   the balance of any proceeds standing to the credit of the Subordinated Creditor Proceeds Account following application in accordance with the provisions of this clause 3.2(3) shall only be released from the Subordinated Creditor Proceeds Account after the Finance Obligations have been discharged in full.

4   Further Subordinated Creditor restrictions

4.1   In the event that any person becomes or is proposed to become a Subordinated Creditor and the holder of a Subordinated Liability against the Borrower (other than by the transfer of an existing Subordinated Liability to an existing Subordinated Creditor), the Borrower and the relevant Subordinated Creditor shall:

(1)   notify the Facility Agent thereof; and

(2)   procure that each such prospective holder of such Subordinated Liability shall enter into an Accession Deed agreeing to be bound by the terms and conditions of this Agreement,

without delay and in any event prior to or simultaneously with such Subordinated Creditor acquiring such Subordinated Liability against the Borrower.

4.2   Each Subordinated Creditor undertakes, in relation to the Subordinated Liabilities held by it, in favour of the Finance Parties:

(1)   that no person shall acquire any Subordinated Liabilities held by it against the Borrower unless that person has become bound by the provisions of this Agreement by executing and delivering an Accession Deed; and

(2)   not to cede, assign, transfer or otherwise encumber its Subordinated Liabilities against the Borrower unless the person to whom the applicable Subordinated Liabilities are ceded, assigned or transferred becomes bound by the provisions of this Agreement by executing and delivering an Accession Deed.

5   Recovery payments

If any Subordinated Creditor (**Recovering Subordinated Creditor**) receives any payment directly or indirectly of or in respect of the Subordinated Liabilities contrary to the provisions of clause 3 (Subordination):

5.1   the Recovering Subordinated Creditor shall, within three Business Days, notify the details of the receipt or recovery, to the Facility Agent;

5.2   the Facility Agent shall determine the correct allocation of that payment in order to give effect to the intended ranking of the relevant Finance Obligations and Subordinated Liabilities as provided for by clause 3 (Subordination) of this Agreement; and

5.3   the Recovering Subordinated Creditor shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent or to such Finance Parties as directed by the Facility Agent, the amount determined to be payable to the Finance Parties.

6   Acknowledgement by the Subordinated Creditors

The Borrower and each Subordinated Creditor acknowledges the rights afforded to the Finance Parties under this Agreement in respect of the subordination of the Subordinated Liabilities in favour of the Finance Obligations and agrees not to make payment of the Subordinated Liabilities to the Subordinated Creditors except as permitted by this Agreement and agrees to procure that no other Subordinated Creditor shall make payment of the Subordinated Liabilities to any other Subordinated Creditor except as permitted by this Agreement.

7   Representations and warranties

The Borrower and each Subordinated Creditor represents and warrants to the Finance Parties on each day that this Agreement is in force:

7.1   **Status**

(1)   It is duly established or incorporated, as the case may be, and validly existing under the laws of South Africa.

(2)   It has the power to own its assets and carry on its business as it is currently being conducted and to enter into, and comply with its obligations under the Finance Documents to which it is a party.

7.2   **Binding obligations**

The obligations expressed to be assumed by it in each Finance Document to which it is a party are legal, valid, binding and enforceable obligations.

7.3   **Powers and authority**

It has the power and authority to enter into, perform and deliver, and has taken all necessary action to authorise its entry into and performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those documents.

7.4   **Non-conflict**

The entry into, and performance by, it of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not conflict with:

(1)   any law applicable to it;

(2)   its constitutional documents ; and

(3)   any undertaking, agreement or instrument binding on it or any of its assets or constitute a default or termination (however described) under any such document,

nor (except as provided in any Security Document) result in the existence of, or oblige it to create, any Encumbrance over any of its assets.

7.5   **Authorisations**

All authorisations required to:

(1)   enable it to lawfully enter into, exercise its rights and comply with its obligations under the Finance Documents to which it is a party and to ensure that those obligations are legal, valid, binding and enforceable; and

(2)   make the Finance Documents admissible in evidence in South Africa,

have been obtained or effected and are in full force and effect or will be obtained or effected and will be in full force and effect on the date they are required in relation to the Finance Documents, and, so far as it is aware (after due and proper enquiry) no steps have been taken to revoke, adversely modify or cancel any such authorisation, and such authorisations are not subject to any condition which it does not expect to be satisfied.

7.6 **No other security**

No Encumbrance subsists, has arisen, or has been created or extended over the Subordinated Liabilities in favour of any other person.

7.7 **Finance Documents**

It acknowledges that it has received each Finance Document and is aware of the terms and conditions thereof.

7.8 Each of the warranties given by the Borrower and the Secured Creditors in terms of this clause 7 shall:

(1) *prima facie* be deemed to be a representation of fact inducing the Finance Parties to enter into this Agreement;

(2) be presumed to be material unless the contrary is proved;

(3) insofar as any of the warranties is promissory or relates to a future event, be deemed to have been given as at the due date for fulfilment of the promise or for the happening of the event, as the case may be; and

(4) be a separate warranty and in no way be limited or restricted by reference to or inference from the terms of any other warranty.

7.9 The Finance Parties are entering into this Agreement relying upon the warranties given by the Borrower and the Subordinated Creditors in this clause 7.

8 Notices and *domicilia*

8.1 **Notices**

(1) Each Party chooses the address set out opposite its name below as its address to which any written notice in connection with this Agreement may be addressed.

    (a)   Nedbank (in its capacity as Arranger, Original Lender and Facility Agent):

Physical address:	3rd Floor, F Block, 135 Rivonia Road, Sandown, Sandton
Fax number:	+27 (0)11 295 3902
Marked for the attention of:	Head: Transaction Management

    (b)   Borrower:

Physical address:	c/o African Rainbow Minerals Limited, ARM House, 29 Impala Road, Chislehurston, Sandton
Fax number:	+27 (0)11 883 5609
Marked for the attention of:	The Company Secretary

(c)   ARM:

Physical address: African Rainbow Minerals Limited, ARM House, 29 Impala Road, Chislehurston, Sandton

Fax number: +27 (0)11 883 5609

Marked for the attention of: The Company Secretary

(d)   Harmony:

Physical address: Block 27, Randfontein Office Park
Cnr Main Reef Road and Ward Avenue
Randfontein

Fax number: +27 (0)11 684 0188

Marked for the attention of: The Company Secretary

(2)   Any notice or communication required or permitted to be given in terms of this Agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax transmitted to its telefax number set out opposite its name above.

(3)   Any Party may by written notice to the other Parties change its chosen address and/or telefax number for the purposes of clause 8.1(1) to any other address(es) and/or telefax number(s), provided that the change shall become effective on the 14th day after the receipt of the notice by the addressee.

(4)   Any notice given in terms of this Agreement shall:

(a)   if delivered by hand be deemed to have been received by the addressee on the date of delivery;

(b)   if transmitted by facsimile be deemed to have been received by the addressee on the first Business Day after the date of transmission,

unless the contrary is proved.

(5)   Notwithstanding anything to the contrary herein contained, a written notice or communication actually received by a Party shall be an adequate written notice or communication to it, notwithstanding that it was not sent to or delivered at its chosen address and/or telefax number.

8.2   *Domicilia*

(1)   Each of the Parties chooses its physical address referred to in clause 8.1 (Notices) as its *domicilium citandi et executandi* at which documents in legal proceedings in connection with this Agreement may be served.

(2)   Any Party may by written notice to the other Parties change its *domicilium* from time to time to another address, not being a post office box or a *poste restante*, in South Africa; provided that any such change shall only be effective on the 14th day after deemed receipt of the notice by the other Parties pursuant to clause 8.1(3).

9   Jurisdiction

The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the High Court of South Africa, Gauteng Local Division, Johannesburg (or any successor to that division) in regard to all matters arising from this Agreement.

10 Stipulation for the benefit of future Finance Parties

The provisions of this Agreement which confer benefits upon the Finance Parties shall constitute stipulations for the benefit of any person(s) becoming a Finance Party in accordance with the provisions of the Finance Documents, capable of acceptance at any time. To the extent that any splitting of claims arises as a result of the provisions of this clause 10, each of the Parties hereby consents to such splitting of claims.

11 Facility Agent

The Facility Agent shall be entitled to exercise the rights of the Finance Parties on their behalf under this Agreement and to instruct the Subordinated Creditors and the Borrower in relation to the matters contemplated by this Agreement and the Subordinated Creditors and the Borrower agree that they shall render performance under this Agreement to the Facility Agent acting on behalf of the Finance Parties, provided that this arrangement does not constitute a cession or transfer of such rights by the Finance Parties to the Facility Agent and the Finance Parties retain all such rights, and the Facility Agent acts only as their agent. The Subordinated Creditors and the Borrower shall be entitled to assume that the Facility Agent is acting on the instructions of the Finance Parties and, further, that any performance rendered by the Subordinated Creditors or the Borrower to the Facility Agent under this Agreement shall constitute a valid discharge of the Subordinated Creditors' or the Borrower's obligations to the Finance Parties under the Finance Documents.

12 Governing law

The entire provisions of this Agreement shall be governed by and construed in accordance with the laws of South Africa.

13 Severability

Each provision in this Agreement is severable from all others, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In particular, and without limiting the generality of the aforegoing, the Parties hereto acknowledge their intention to continue to be bound by this Agreement notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force.

14 General

14.1 This document constitutes the sole record of the agreement between the Parties in regard to the subject matter thereof.

14.2 No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

14.3 No addition to, variation or consensual cancellation of this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of all the Parties.

14.4 No latitude, extension of time or other indulgence which may be given or allowed by any Party to any other Party in respect of the performance of any obligation hereunder or enforcement of any right arising from this Agreement and no single or partial exercise of any right by any Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver or a novation of, or otherwise affect any of that Party's rights in terms of or arising from this Agreement or estop such Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term hereof.

14.5   The Parties undertake at all times to do all such things, to perform all such acts and to take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and import of this Agreement.

15   Costs

15.1   The costs of and incidental to the negotiation, preparation and execution of this Agreement will be borne in accordance with the Finance Documents.

15.2   All legal costs incurred by a Party in consequence of any default of the provisions of this Agreement by any other Party shall be payable on demand by the defaulting Party on the scale as between attorney and own client and shall include collection charges, the costs incurred by the non-defaulting Party in endeavouring to enforce such rights prior to the institution of legal proceedings and the costs incurred in connection with the satisfaction or enforcement of any judgement awarded in favour of the non-defaulting Party in relation to its rights in terms of or arising out of this Agreement.

16   Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of the Party or Parties executing the same and all of which together will be deemed to constitute one and the same agreement.

17   Termination

This Agreement shall terminate on the Discharge Date.

Schedule 1:
Form of Accession Deed

Accession Deed

by

[Insert]
(**Acceding Party**)

in favour of

the other parties to the Subordination Agreement (as defined below).

This Agreement is supplemental to a Subordination Agreement (**Subordination Agreement**) dated on or about [●] 2016 and entered into between Nedbank Limited (acting through its Corporate and Investment Banking division), the Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust and the Subordinated Creditors (as such term is defined in the Subordination Agreement).

It is agreed as follows:

1   Words and expressions defined in the Subordination Agreement shall have the same meanings in this Accession Deed.

2   The Acceding Party confirms it has been supplied with a copy of the Subordination Agreement and that it is, or will become, the holder of the Subordinated Liabilities detailed in Annexure A to this Agreement.

3   The Acceding Party agrees to observe, perform and be bound by all of the terms of the Subordination Agreement to the effect that the Acceding Party shall be a Party to the Subordination Agreement as a Subordinated Creditor with effect from the date on which the Acceding Party becomes, or became, the holder of the Subordinated Liabilities detailed in Annexure A to this Agreement.

4   This Agreement shall be governed by, and construed in accordance with, the laws of South Africa.

Signed at _____ on this the _____ day of _____ 20[●].

For and on behalf of
[Acceding Party]

_____
Name:
Capacity:
Who warrants authority

Annexure A

Name of Acceding Party:
[Insert]

Address of Acceding Party (for purposes of clause 8 (Notices and *domicilia*) of the Subordination Agreement)

[insert]

Subordinated Liability as at Accession Date:
[Insert amount of Subordinated Liability]

Description of Subordinated Liability as at Accession Date:
[Insert description of how Subordinated Liability created]

Signature pages

Signed at Sandton on the 1st day of March 2016.

For and on behalf of
Nedbank Limited (acting through its Corporate and Investment Banking division)
(as Arranger, Original Lender and Facility Agent)

/s/ GL Webber

_____
Name: GL Webber
Capacity: Authorised signatory
Who warrants his authority hereto

/s/ C.D Stewart

_____
Name: C.D Stewart
Capacity: Authorised Signatory
Who warrants his/her authority hereto

Signed at Sandton on the 29th day of February 2016.

For and on behalf of
The Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust
(as Borrower)

/s/ M Arnold

_____
Name: M Arnold
Capacity: Trustee
Who warrants his authority hereto

Signed at Sandton on the 29th day of February 2016.

For and on behalf of
African Rainbow Minerals Limited
(as Subordinated Creditor)

/s/ M.P. Schmidt

_____

Name: M.P.Schmidt
Capacity: Director
Who warrants his authority hereto

/s/ M Arnold

_____

Name: M Arnold
Capacity: Director
Who warrants his/her authority hereto

Signed at Muldersdrift on the 1st day of March 2016.

For and on behalf of
Harmony Gold Mining Company Limited
(as Subordinated Creditor)

/s/ Frank Abbott

_____

Name: Frank Abbott
Capacity: Director
Who warrants his authority hereto

/s/ Peter Steenkamp

_____

Name: Peter Steenkamp
Capacity: Director
Who warrants his authority hereto